John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

October 7, 2008

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account A
Pre-effective Amendment No. 2
File Nos. 811-4834 and 333-148991

Dear Ms. White:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 2 to the Form N-6 Registration Statement of John Hancock Life Insurance Company (U.S.A.) Separate Account A (“Registrant”) relating to the Majestic Survivorship VULX (“MSVULX”) product.

The purpose of this filing is to incorporate SEC Staff comments, conveyed by telephone on September 11, 2008 and on September 17, 2008, to the Pre-Effective Amendment No. 1 filed June 6, 2008 (Accession No. 0001193125-08-129663) and to otherwise complete the filing.

1.	Periodic Charges other than Fund Operating Expenses – Cost of Insurance Charge

Please confirm that the cost of insurance charge for the representative insured persons is accurate.

RESPONSE: We are confirming that the cost of insurance charge listed in the fee tables for the representative insured persons is accurate. As this is a survivorship product, the low probability of both insureds dying within the first policy year is factored into the cost of insurance charge. The charge listed for the representative insureds for the MSVULX product is consistent with the cost of insurance charge imposed on other survivorship products offered by the depositor.

2.	Portfolio Annual Expenses – Contractual Waivers

Please do not reflect the contractual waivers expiring in May, 2009 in the fee tables.

RESPONSE: We have complied with this request.

3.	Variations in Policy Terms

Please disclose that all material terms of the policies are disclosed in the prospectus.

RESPONSE: We have revised the first paragraph under “Variations in policy terms” as follows:

Insurance laws and regulations apply to us in every state in which our policies are sold. As a result terms and conditions of your insurance coverage may vary depending on where you purchase a policy. We disclose all material variations in this prospectus.

4.	Transaction Fees

In the third paragraph, please clarify that any increase in premium charge above that stated in the table will be attributable to an increase in the tax rate assessed in a contract owner’s state of residence.

RESPONSE: Any increase in the premium charge beyond the rate stated in the Transaction Fees Table would require state approval and therefore the filing of a new policy form with the insurance departments in which we are regulated. Upon further consideration, we believe this disclosure is not accurate or relevant to a prospective purchaser and have deleted the referenced section as shown below.

~~We reserve the right to increase the premium charge beyond the level indicated on the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.~~

5.	The Fixed Account

Please revise the last sentence of the second paragraph to state that disclosures regarding fixed accounts “are” rather than “may be” subject to Federal securities laws.

RESPONSE: We have revised the disclosure in the last sentence of the second paragraph under the “Fixed account” section of the prospectus as follows:

Disclosure regarding fixed accounts, however, is subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

6.	Reinstatement

Please delete the second sentence of the third paragraph, which requires a review of the policy. The variations should be specified.

RESPONSE: We have deleted the second sentence of the third paragraph under the “Reinstatement” section of the prospectus.

7.	Delay for Check Clearance

Please clarify that payment will not be delayed beyond the date that a check is cleared.

RESPONSE: We have added the following sentence to the “Delay for check clearance” section of the prospectus:

We will not delay payment longer than necessary for us to verify a check has cleared the banking system.

8.	Part C

Please file actual agreements, rather than forms of agreement. See Rule 483. Also, please file all reinsurance agreements related to the contracts as they are required by Item 26(g) of Form N-6.

RESPONSE: We have complied with this request.

With respect to Item 26(c), which requires filing of agreements between the principal underwriter or depositor and dealers, we identified numerous agreements that are substantially identical in all material respects except as to the parties, dates of execution and other non-material details. In compliance with Rule 483(d)(2) we have submitted a specimen Selling Agreement with a schedule identifying the other documents omitted.

With regard to Item 26(g), which requires filing of any contract of reinsurance related to the above-referenced policy, we are currently in negotiations with a reinsurance provider and the treaty is still pending. We have filed as an exhibit to item 26(g) a specimen agreement, which sets forth the material terms of the draft agreement. Upon next update to the registration statement, we will revise this specimen, as may be applicable, to correspond with the material terms of the final treaty.

Representation

Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to October 7, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli

Kimberly S. Ciccarelli

Enclosures